Filed Pursuant To Rule 433
Registration No. 333-167132
December 9, 2010
CNBC’s Squawk on the Street: Interview with Aram Shishmanian of WGC December 7, 2010
MALE VOICE: Two to one on the NASDAQ, so a very nice solid up move in progress here. Gold hitting a high over—after high over the past year. The most popular gold ETF, the GLD. The largest was over $59 billion in assets, up nearly 30% this year. Sharon Epperson is in the gold pits at the NYMEX talking exclusively with the CEO of the World Gold Council. Sharon?
MS. SHARON EPPERSON: Well, Aram Shishmanian leads the World Gold Council and, of course, it is not a trade organization. It’s a market development organization and in fact has developed the largest Gold ETF that has seen an increase of 200% since it was created back in November of 2004. With prices here, Aram, I have to ask you, at these levels, what is your outlook for the GLD and the demand that we’re seeing in gold and other precious metal ETFs?
MR. ARAM SHISHMANIAN: Before answering GLD in particular, the demand for gold, the indicators remain really very strong in terms of the fundamentals. We’ve seen the price of gold continuously increase over the past 10 years. This year is 35 times. That’s certainly a new record as it did yesterday. And it’s because of five key factors. The growth of the Asian markets, India and China, absolutely changing the gold market.
MS. EPPERSON: Do you see that—you have said that you think China will double in 10 years, the demand there. Where do you see that coming from, the central banks in particular?
MR. SHISHMANIAN: The central banks are committed to buying gold, but in a very measured way. It’s never going to resolve the U.S. dollar issue which they have, but they are very keen buyers of gold in terms of central banks. Jewelry demand is surging. Ten years ago the Chinese could not buy gold, and there is traditionally a very high affinity for gold as with India. And the Chinese invest more than 50% of their net income in financial instruments, and gold is playing a key role in that.
MS. EPPERSON: What about the miners? You’re going to be meeting with your board and talking about what they believe is going to be the impact of these very high prices on their companies. What is the outlook there?
MR. SHISHMANIAN: The outlook is that supply is actually really restricted. It is virtually very few new mining opportunities are being discovered. And when a new mine is discovered, there is a frenzy of bidding and the price just goes out of the roof. So supply is pretty static. And what the real issue for the mining industry is to be able to make with confidence decisions about the next 20 years.
MS. EPPERSON: So it’s investment demand that’s going to continue to send the prices to these record levels that we’re seeing?

MR. SHISHMANIAN: Right. Investment demand is driving the price. Historically, jewelry used to be about 60, 75% of gold demand. That has now dropped to about 50%. But it’s—it’s both the government and they were net sellers of gold and now they’re net buyers, jewelry demand is surging this past year. Jewelry demand grew the largest it’s grown for many years.
MS. EPPERSON: And I just want to get very quickly from you, what will stop this move? Anything that you see that may slow it down?
MR. SHISHMANIAN: We don’t see any indicators in making it slow down. Unfortunately, we are seeing continued sovereign debt crises — the euro crisis, the U.S. dollar devaluating, the currency rules as they’re called, and all of those, investors are looking for a safe haven.
MS. EPPERSON: Thank you very much. Aram Shishmanian, the CEO of the World Gold Council joining us exclusively here. Thank you so much.
MR. SHISHMANIAN: Thank you.
MS. EPPERSON: Back to you.
FEMALE VOICE: All right. Thanks, Sharon.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.